
January 11, 2011

Mr. Jon E. Kirchner
Chief Executive Officer
DTS, Inc.
5220 Las Virgenes Road
Calabasas, CA 91302

> **Re: DTS, Inc.**
> **Form 10-K for fiscal year end December 31, 2009**
> **Filed March 3, 2010**
> **Definitive Proxy Statement**
> **Filed April 19, 2010**
> **Form 10-Q for the quarter ended September 30, 2010**
> **Filed November 8, 2010**
> **File No. 000-50335**

Dear Mr. Kirchner:

We have reviewed your response letter dated December 22, 2010 and your filings and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

General

1. We note your response to comment one in our letter dated December 14, 2010. In your response you state that the customer noted on page 61 that accounted for 13% of your revenues was from a non-recurring intellectual property compliance and enforcement activity. In future filings please disclose whether a customer payment is related to a non-recurring intellectual property compliance payment under your licensing agreements. Additionally, in your Management's Discussion and Analysis please discuss with greater specificity the trend of collecting non-recurring payments from customers by disclosing,

for example, the percentages of revenues collected from compliance and enforcement activity in the last three years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via Facsimile to (818) 436-1850
Attn: Mr. Blake Welcher
General Counsel